UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ⌧  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

On May 10, 2022, AnPac Bio-Medical Science Co., Ltd. (the “Company”) entered into a share purchase agreement (the “Original Agreement”) with Mr. Trung Tri Doan (“Purchaser”), pursuant to which the Company agreed to sell Purchaser 4,912,281 of the Company’s ordinary shares in the form of American Depositary Shares (the “ADSs”), each representing one Class A ordinary share, with a par value of $0.01 per share for a purchase price of USD $0.285 per share and an aggregate purchase price of USD $1.4 million. Neither the Purchaser nor the Company performed under the Original Agreement: the Purchaser did not pay the purchase price, and the Company did not issue the ADSs. Subsequently, the Company and Purchaser signed a termination agreement to terminate the Original Agreement on May 24, 2022.

The Company and Mr. Doan signed a securities purchase agreement (the “SPA”) on May 16, 2022, pursuant to which the Company sold Mr. Doan (a) an aggregate of 1,235,788 ordinary shares in the form of ADSs at the price of $0.2563 per share, and (b) an aggregate of 4,226,135 pre-funded warrants at the price of $0.25629 per pre-funded warrant, each to purchase one (1) ADS at an exercise price of $0.00001. The aggregate purchase price of the securities purchased under the SPA is USD $1.4 million. The SPA is filed as exhibit 10.1 to this report and is incorporated by reference herein. The form of prefunded American Depositary Shares warrant (the “Prefunded American Depositary Shares Warrant”) is filed as exhibit 10.2 to this report and is incorporated by reference herein.

The ADSs are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) thereunder.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement, dated May 16, 2022, by and between AnPac Bio-Medical Science Co., Ltd. and the Purchaser
10.2	Prefunded American Depositary Shares Purchase Warrant dated May 16, 2022, by and between AnPac Bio-Medical Science Co., Ltd. and the Purchaser

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: May 26, 2022	By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and co-Chief Executive Officer